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                             November 13, 2020

       Ophir Sternberg
       Chief Executive Officer
       Opes Acquisition Corp.
       4218 NE 2nd Avenue
       Miami, FL 33137

                                                        Re: Opes Acquisition
Corp.
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed November 6,
2020
                                                            File No. 001-38417

       Dear Mr. Sternberg:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       PRER14A Filed November 6, 2020

       Financial Statements, page F-1

   1. Please update the financial statements in accordance with the Instructions to Item 14 of
                                                        Schedule 14A.
 Ophir Sternberg
FirstName  LastNameOphir   Sternberg
Opes Acquisition  Corp.
Comapany 13,
November   NameOpes
               2020 Acquisition Corp.
November
Page 2     13, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Aamira Chaudhry at 202-551-3389 or Angela Lumley at 202-551-3398
if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services